Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

May 8, 2020

VIA EDGAR

Raymond Be, Esq.

Megan Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Oxford Square Capital Corp.

Post-Effective Amendment No. 4 to Registration Statement on Form N-2, Filed March 3, 2020 (File No. 333-229337)

Dear Mr. Be/Ms. Miller:

On behalf of Oxford Square Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 30, 2020 and April 20, 2020 with respect to the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-229337) filed with the Commission on March 3, 2020 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics followed by the Company’s responses. Where revisions to the Prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) filed concurrently herewith.

Legal Comments

Registration Statement

1.	Please add to the cover of the Prospectus prominent disclosure that briefly addresses the risks of the Company’s collateralized loan obligation (“CLO”) investments, similar to the disclosure currently on the cover of the Prospectus that indicates that the debt securities of the Company’s portfolio companies may be referred to as “junk.”

Response: The Company acknowledges the Staff’s comment and has revised the cover of the Prospectus accordingly.

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2.	Generally, significant market events have occurred as a result of the COVID-19 pandemic since the Registration Statement was filed. Please consider whether the Company’s disclosures, including risk disclosures, should be revised based on how these events may affect the Company and its investments. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Prospectus accordingly. In addition, the Company notes that it has added disclosures, including risk disclosures, related to the impact of COVID-19 on the Company and its investments into its quarterly report on Form 10-Q for the quarter ended March 31, 2020, which was filed with the Commission on April 29, 2020 and is incorporated by reference into the Prospectus.

3.	Please revise the disclosure on page 78 of the Prospectus under the section titled “Experts” to read as follows: “The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this prospectus by reference from the Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that the disclosure included under the “Experts” section of the Prospectus is the standard disclosure used for the Company’s independent registered public accounting firm for experts language. However, the Company has revised the disclosure in response to the Staff’s comment in Amendment No. 5.

Form 10-K

4.	The Staff refers to the disclosure on page 20 of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the Commission on February 26, 2020 (the “Form 10-K”), which discusses the Company’s adoption of a reduced asset coverage requirement as permitted under the Small Business Credit Availability. In future filings, please reduce this disclosure just to focus on the Company’s current asset coverage requirements.

Response: The Company acknowledges the Staff’s comment and undertakes to revise the referenced disclosure in future filings.

5.	The Staff refers to the following sentence on page 40 of the Form 10-K: “On October 13, 2016, we filed an exemptive application with the SEC to permit us to co-invest with funds or entities managed by Oxford Square Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act.” Please remove this sentence in future filings.

Response: The Company acknowledges the Staff’s comment and undertakes to remove the referenced disclosure in future filings.

Accounting Comments

Form 10-K

6.	In future filings, please update the presentation of debt on the Statement of Assets and Liabilities to meet the disclosure requirements of ASC 835-30-45. Specifically, we note that debt issuance costs should be in a parenthetical on the face of the Statement of Assets and Liabilities.

Response: The Company acknowledges the Staff’s comment and undertakes to include the requested disclosure in future filings of its financial statements.

7.	Please provide in correspondence the accounting treatment, citing applicable US GAAP, for the exchange agreement with Unitek Global Services, Inc.

Response: The Company acknowledges the Staff’s comment and has supplementally provided the Staff two internal memorandum detailing the Company’s accounting treatment with respect to the exchange agreement with Unitek Global Services, Inc.

8.	In “Note 2. Summary of Significant Accounting Estimates—Basis of Presentation” to the Financial Statements, we note that the disclosure states “Certain prior period figures have been reclassified from those originally published in quarterly and annual reports to conform to the current period presentation for comparative purposes.” Please explain in correspondence to what financial statement disclosure(s) this applies.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the prior period figures which were reclassified are disclosed in “Note 5. Borrowings.” Specifically, the realized loss on extinguishment of debt incurred in prior periods was reclassified from “interest expense” to “net realized (losses) gains - extinguishment of debt” in the Company’s consolidated statements of operations to conform with the current period presentation for comparative purposes. Prior amounts reclassified were not material to the Company’s consolidated financial statements.

9.	In future filings, please include Schedule 12-14 in the financial statements instead of attaching as an exhibit to the Registration Statement.

Response: The Company acknowledges the Staff’s comment and undertakes to include Schedule 12-14 in the financial statements of future filings.

10.	With respect to the Schedule of Investments, please confirm in correspondence that none of the investments are “restricted” as required by Footnote 8 to Regulation S-X 12-12.

Response: The Company acknowledges the Staff’s comment and advises the Staff that all of its investments are “restricted.” The Company undertakes to include all information required by Footnote 8 to Regulation S-X 12-12 in future Schedules of Investments and to indicate that all securities are “restricted” unless otherwise noted in the Schedule of Investments.

Registration Statement

11.	Please file an updated auditor consent with Amendment No. 5 to the Registration Statement.

Response: The Company acknowledges the Staff’s comment and confirms that it has filed an updated auditor consent with Amendment No. 5 to the Registration Statement.

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Please do not hesitate to call me at (202) 383-0176, or Vlad M. Bulkin at (202) 383-0815, if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen, Chief Executive Officer, Oxford Square Capital Corp.

Bruce L. Rubin, Chief Financial Officer, Oxford Square Capital Corp.

Vlad M. Bulkin, Esq., Eversheds Sutherland (US) LLP